

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2012

Via E-mail
Mr. Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

> **Re: Empire State Realty Trust, Inc.**
> **Soliciting Material Pursuant to Rule 14a-12**
> **Filed on Form 425 on December 7, 2012**
> **File No. 333-179485**

Dear Mr. Malkin:

We have reviewed your filing and have the following comment.

<u>General</u>

1.   We note the statements regarding "conference calls sponsored by Steven Edelman and Richard Edelman," a participant being paid by "the Edelmans," and further references to an "Edelman group" appearing in your soliciting materials. Please provide factual support for the assertion that Richard Edelman and Steve Edelman are acting concertedly with respect to the consolidation proposal. Alternatively, please refrain from such characterizations in future soliciting materials, and specify the individual to whom you are referring when addressing these matters.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
           Arnold S. Jacobs, Esq.
           Proskauer Rose LLP

           Larry P. Medvinsky, Esq.
           Clifford Chance US LLP